
October 12, 2016

Via Email
Lowell Epp
Assistant Deputy Minister, Treasury and Risk Management
Treasury Board and Finance
8th fl Federal Building, 9820-107 Street
Edmonton, Alberta T5K 1E7
Canada

Re: Province of Alberta
      Registration Statement under Schedule B
      Filed September 15, 2016
      File No. 333-213642

Dear Mr. Epp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and supplemental materials to provide the most recent data.

Economic Outlook, page 10

2.   Please disclose with greater specificity any material impact that the drop in oil prices has had on the energy sector and other sectors of the economy, or refer to where such information is located elsewhere in the registration statement.

3.   To the extent material, please describe in more detail the impact of fluctuations in the exchange rate with the U.S. dollar on Alberta's economy.

4.   Under the subheading "Export outlook weakens," please update to provide more detailed disclosure of which other categories of exports have weakened significantly and discuss any material impact on the economy.

Annual Report 2015-2016

5.   With a view to disclosure, please advise as to whether the decision not to allow the Keystone Pipeline to be built in the United States will have a material impact on the Province, including on the transportation of its oil products.

6.   On page A-3 of the 2015-2016 Annual Report you mention you have announced a modernized royalty system. If material, please describe that system and how it differs from your current royalty system.

7.   In the section on Legal Actions on page A-48, you state the Province of Alberta has been named in 30 claims involving "aboriginal rights, Indian title and treaty rights." Please briefly describe the nature of these claims

Closing Comment

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3242.

                                        Sincerely,

                                        /s/ Mary Cascio

                                        Mary Cascio
                                        Special Counsel

cc: Christopher J. Cummings
        Paul, Weiss, Rifkind, Wharton & Garrison LLP